Exhibit 99.4

Quarterhill Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Quarterhill Inc. (“Quarterhill”) will be held on Wednesday, qtrh-ex1_31.htmat 10:00 a.m. (Ottawa, Ontario time) at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, K2K 3L1 (the “Meeting”), for the following purposes:

1.	to receive Quarterhill’s financial statements for the fiscal year ended December 31, 2017, together with the report of Quarterhill’s auditors thereon;

2.	to elect the members of Quarterhill’s Board of Directors (the “Board”);

3.	to appoint Quarterhill’s auditors and to authorize the Board to fix the auditors’ remuneration;

4.

to consider and, if deemed advisable, to approve the adoption of Quarterhill’s 2018 Equity Incentive Plan as more fully described in Quarterhill’s March 16, 2018 Management Information Circular accompanying this Notice (the “Circular”); and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Circular and a form of proxy accompany this Notice.

The Board has specified that proxies used at the Meeting or at any adjournment of the Meeting must be deposited with Quarterhill’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894 or with Quarterhill’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose, by fax to Computershare at 1-866-249-7775 or (416) 263-9524 or by otherwise following Computershare’s instructions and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on April 16, 2018 or the last business day preceding any adjournment of the Meeting.

DATED at Ottawa, Ontario this 16th day of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

Prashant Watchmaker

Senior Vice-President & General Counsel

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to Quarterhill’s Corporate Secretary or to

Computershare in the envelope provided for that purpose or by fax, in any such case not later than 10:00 a.m. (Ottawa, Ontario time) on April 16, 2018 or the last business day preceding any adjournment of the Meeting. To be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.